FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Free translation of the press release entitled “Publication of Judicial Notices of APE,” dated February 28, 2005.

Item 1

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, February 28th, 2005

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.: Relevant Information – Publication of Judicial Notices of APE

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that the Judge Mrs. Adela N. Fernandez in charge of the First Instance Commercial Court No19 (Secretariat No38) has dictated a resolution dated February 25, 2005 (that the Company was notified at 6:00 PM of that same day) under which it declares the Acuerdo Preventivo Extrajudicial (“APE”) that was subscribed by the Company and its financial creditors, presented under the terms of Article No 72 and related articles of the Law 24.522 (and its amendments).

In such resolution the publication of the judicial notices in the terms of the Article No 72 of the above mentioned law is ordered. For your information, we attach a copy of the mentioned resolution.

Sincerely,

Pedro Gastón Insussarry

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 1, 2005	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director